UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 14F

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Develocap, Inc.

 (Exact name of registrant as specified in its charter)

Nevada	000-150613	26-3030202
(State or other jurisdiction	Commission	(IRS Employer
of incorporation)	file number	Identification No.)

Khuong Viet St, Phu Trung Ward, Tan Phu Dist.

Ho Chi Minh City, Vietnam

Registrant’s telephone number, including area code 00 84 839 753 070

Copies to:

Richard A. Friedman, Esq.

Sichenzia Ross Friedman Ference LLP

61 Broadway, 32 nd Floor

New York, New York 10006

Phone: (212) 930-9700

Fax: (212) 930-9725

INFORMATION FILED PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

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NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

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NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

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Introduction

This Information Statement is being furnished to holders of record of the common stock, par value US$0.001 per share (“Common Stock”), of Develocap, Inc., a Nevada corporation (the “Company,” “we,” “us” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

This Information Statement is being mailed on or about September 9, 2009, by the Company to the holders of record of shares of its Common Stock as of the close of business on September 9, 2009. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

You are receiving this Information Statement to inform the shareholders of the Company of a change in control of the Company and a change in the majority of the Board effected pursuant to a Share Exchange Agreement, dated as of March 31, 2009, as amended (the "Share Exchange"), with Trai Thien Sea Transport Investment and Development Joint Stock Company (“Trai Thien”), and the shareholders of Trai Thien (the “Trai Thien Shareholders”).

Change of Control

Upon the closing of the Share Exchange on July 31, 2009, the Company issued 7,497,000 of its shares to the Trai Thien Shareholders, and 49% of the outstanding shares of Trai Thien’s common stock was transferred from the Trai Thien Shareholders to the Company (the “Initial Acquisition”). In addition, on the Closing Date, the remaining 15,903,000 acquisition shares, and the remaining 51% of the outstanding capital of Trai Thien, were placed into an escrow account established pursuant to an escrow agreement entered into in connection with the Share Exchange. Pursuant to the Share Exchange, following the Closing Date, the Company shall have the right to acquire the remaining 51% of the outstanding capital of Trai Thien (the “Subsequent Acquisition”), subject to and in accordance with applicable Vietnamese laws and regulations, in exchange for the remaining 15,903,000 acquisition shares. The closing (“Subsequent Closing”) of the Subsequent Acquisition is subject to the fulfillment of certain conditions including, but not limited to, the receipt of all requisite consents, waivers and approvals by the Company and Trai Thien.

At the closing of the Share Exchange, Nguyen Quoc Khonh was appointed as Chairman of the Board of Directors. In addition, the following persons were appointed as executive officers of the Company

Name	Title
Haley Manchester	Chief Executive Officer
Nguyen Van Thong	Chief Financial Officer

Lori Laney, the Company’s sole director tendered her resignation as President of the Company effective immediately and as a Director, which shall take effect on the 10th day following the filing of this Form 14(f).

On or about the 10th day after the filing of this Form 14(f), Ms. Laney’s resignation as a director of the Company shall be effective and the following will be the new executive officers and directors of the Company:

Name	Age	Position
Nguyen Quoc Khanh	36	Chairman
Haley Manchester	__	Chief Executive Officer and Director
Nguyen Van Thong	58	Chief Financial Officer and Director
Nguyen Thuy The Ha	36	Director

The information contained in this Information Statement, which is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder, concerning the person chosen for our Board of Directors has been furnished to us by such individual, and we assume no responsibility for the accuracy, completeness or fairness of any of that information.

A shareholder vote was not required and was not taken with respect to the election of the new directors.

To the best of the Company’s knowledge, the incoming directors, were not directors and did not hold any positions with the Company and have not been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC, prior to closing of the Share Exchange, except as disclosed herein. To the best of the Company’s knowledge, the designees have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement), that resulted in a judgment, decree or final order enjoining the designee from future violations of, or prohibiting activities subject to, federal or state securities laws, has not been an officer or director of any company that has filed a Chapter 11 proceeding within the past 5 years and has not been subject to a finding of any violation of federal or state securities laws

Voting Securities

Our authorized capital stock consists of 199,000,000 shares of common stock at a par value of $0.001 per share and 1,000,000 shares of preferred stock at a par value of $0.001 per share. As of September 9, 2009, there were 12,497,000 shares of the Company’s common stock issued and outstanding (not including 15,903,000 shares of common stock held in escrow pursuant to the Escrow Agreement) that are held by approximately 21 stockholders of record. No shares of preferred stock have been issued.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of September 9, 2009 with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of the Company’s executive officers and directors; and (iii) the Company’s directors and executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner (1)	Common Stock Beneficially Owned	Percentage of Common Stock (2)
Directors and Officers:
Nguyen Quoc Khanh	7,016,442 (3)	56.1%
Nguyen Van Van	179,178 (3)	1.4%
Nguyen Thuy The Ha	179,178 (4)	1.4%
All officers and directors as a group	7,374,798	59.0%
Gary B. Wolff 428 Madison Avenue, Suite 100 New York, NY 10017	1,508,064	12.1%
GCND, Inc.(3) PO Box 540 Ridge, NY 11961	1,508,064	12.1%
S. Craig Barton 2913 Eagle Lake Drive Pearland, TX 77581	1,500,000	12.0%

* Less than 1%

(1)

Except as otherwise indicated, the address of each beneficial owner is the Company’s address.

(2)

Applicable percentage ownership is based on 12,497,000 shares of common stock outstanding as of September 9, 2009 (not including 15,903,000 shares held in escrow pursuant to the Escrow Agreement), together with securities exercisable or convertible into shares of common stock within 60 days of September 9, 2009 for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within 60 days of September 9, 2009 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3)

K. Ivan F. Gothner has sole voting and investment power for all shares held by GCND, Inc.

Changes to the Board of Directors

The following sets forth the name of the resigning directors and executive officers of the Company, and the principal positions with the Company held by such persons, as well as the new, current directors. The Directors serve one year terms or until his successor is elected. We have not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions due to the limited scope of our operations in the past and the short time elapsed since the closing on Exchange Agreement, but we plan to establish some or all of such committees in the future. All such applicable functions have been performed by the Board of Directors as a whole. There are no family relationships among any of the Directors, nominees or executive officers.

There are no material proceedings known to the Company to which any director, officer or affiliate of the Company, or any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any affiliate of such persons is a party adverse to the Company or has a material interest adverse to the Company. There are no legal proceedings known to the Company that are material to the evaluation of the ability or integrity of any of the Directors or executive officers.

Resigning Directors and Executive Officers

Lori Laney, President and Director

Ms. Laney served as President of the Company from March 2009 until the closing of the Share Exchange. Ms. Laney received her BA from Brigham Young University in 1993. She is a licensed real estate agent in Idaho from 2005 to the present and a real estate agent with Windermere Real Estate/Capital Group in Eagle Idaho and part time sales agent. Ms. Laney also served as copy editor for Utah Valley Magazine from March 2005 to September 2006.

Incoming Directors and Current Officers

Nguyen Quoc Khanh, Director

Nguyen Quoc Khanh has been General Director of Trai Thien since 2007 and Chairman of the Company since the closing of the Initial Acquisition in July 2009. From 2003 to 2007 Mr. Khanh was Director of Khanh Ha Company Limited, a transportation company. Mr. Khanh received the Bachelor of Economics from Economics University of Ho Chi Minh City in 1996.

Haley Manchester, Chief Executive Officer

Haley Manchester was appointed as Chief Executive Officer of the Company upon the closing of the Initial Acquisition. He will be appointed as a director upon the Company’s meeting its information obligations under the Exchange Act. He has been the Sales & Distribution Director of Impac Holdings/ Best Buy Co. Ltd., in Ho Chi Minh City, Vietnam since November, 2004 to present. From May 2000 to October 2004, he worked for Vinam Co Ltd. In Ho Chi Minh City, Vietnam as General Manager.

In 1991, Mr. Manchester received the M.A Economics specializing in Finance from Trinity College, Hartford, CT, USA. In 1987, he graduated from Gettysburg College in Gettysburg, PA, USA, with a B.A in Economics.

Nguyen Van Thong, Chief Financial Officer

Nguyen Van Thong has been Chief Financial Officer of Trai Thien since 2007 and Chief Financial Officer of the Company since the closing of the Initial Acquisition in July 2009. Since 2003 Mr. Thong has been Chief Accountant of Quang Trung, a software company.

Mr. Thong received Bachelor of Finance and Accounting from Economics University of Ho Chi Minh city in 1986. He graduated from the same university as a Bachelor of Business Management in 1992.

Nguyen Thuy The Ha, Director

Nguyen Thuy The Ha has been Vice Director of Trai Thien since 2007 and a will be appointed as a Director of the Company upon the Company’s meeting its information obligations under the Exchange Act. From 2003 to 2007 Ms. Ha was a Director Assistant of Khanh Ha Company Limited, a transportation company. Ms. Ha received Bachelor of Economics from Economics University of Ho Chi Minh city in 1996.

Executive Compensation

 As of the date hereof, no compensation is due to the executive officers of the Company.

Transactions with Related Persons, Promoters and Certain Control Persons

Trai Thien operates out of office space located at 253 Khuong Viet St, Phu Trung Ward, Tan Phu Dist., Ho Chi Minh City, Vietnam provided to us by Nguyen Quoc Khanh, Chairman, at no cost. During our last completed fiscal year, we operated out of office space located provided to it by Lori Laney, our than sole officer and director at no cost.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers, directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission "SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended December 31, 2008, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

Director Independence

Lori Laney, is not independent as defined under the Nasdaq Marketplace Rules. Ms. Laney will resign as the sole director of the Company, upon the Company’s meeting its information obligations under the Exchange Act, and will be replaced by the directors of Trai Thien.

Compensation of Directors

We do not compensate our directors for their time spent on behalf of our Company, but they are entitled to receive reimbursement for all out of pocket expenses incurred for attendance at our Board of Directors meetings.

Pension and Retirement Plans

Currently, we do not offer any annuity, pension or retirement benefits to be paid to any of our officers, directors or employees, in the event of retirement. There are also no compensatory plans or arrangements with respect to any individual named above which results or will result from the resignation, retirement or any other termination of employment with our company, or from a change in the control of our Company.

Employment Agreements

We do not have written employment agreements with any of our key employees.

Audit Committee

Presently the Board of Directors is performing the duties that would normally be performed by an audit committee. We intend to form a separate audit committee, and are considering independent persons for appointment to the board of directors, including someone who may be qualified as a financial expert to serve on the audit committee.

No Dissenters' Rights

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically at www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Ensign Services, Inc. has duly caused report to be signed on its behalf by the undersigned hereunto duly authorized.

DATED: September 9, 2009

Develocap, Inc.

By: /s/ Nguyen Quoc Khanh

Nguyen Quoc Khanh

Chairman